DGSE COMPANIES, INC.
11311 REEDER ROAD
DALLAS, TEXAS 75229

November 20, 2009

MR ..William Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, DC 20549-0450

RE: Commission Review Comments Dated November 2, 2009
DGSE Companies
File No. 1-11048

Dear Mr. Thompson:

We hereby offer our response to the Commission’s comments:

1.    Critical Accounting Policies and Estimates

The following supersedes our response to comment 2 in the letter dated September 29, 2009.

We will revise the Form 10-K for December 31, 2008, Form 10-Q for March 31, 2009, and Form 10-Q for June 30, 2009 by amending the documents to include the following additional disclosures and / or supplement the existing disclosures:

Critical Accounting Policies

Our significant accounting policies are disclosed in Note 1 of our consolidated financial statements. The following discussion addresses our most critical accounting policies, which are those that are both important to the portrayal of our financial condition and results of operations and that require significant judgment or use of complex estimates.

Inventories.    Jewelry and other inventories are valued at the lower of cost or market.  Bullion is valued at the lower-of-cost-or-market (average cost).  See also “Critical Accounting Estimates”.

Impairment of Long-Lived and Amortized Intangible Assets.  The Company performs impairment evaluations of its long-lived assets, including property, plant and equipment and intangible assets with finite lives, including the customer base acquired in the Superior acquisition, whenever business conditions or events indicate that those assets may be impaired.  When the estimated future undiscounted cash flows to be generated by the assets are less than the carrying value of the long-lived assets, the assets are written down to fair market value and a charge is recorded to current operations.   Based on our evaluations no impairment was required as of December 31, 2008.

Impairment of Goodwill and Indefinite-Lived Intangible Assets.   Goodwill and indefinite-lived intangible assets are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired.  The Company performs its annual review at the beginning of the fourth quarter of each fiscal year.

The Company evaluates the recoverability of goodwill by estimating the future discounted cash flows of the businesses to which the goodwill relates.  Estimated cash flows and related goodwill are grouped at the reporting unit level.  A reporting unit is an operating segment or, under certain circumstances, a component of an operating segment that constitutes a business.  When estimated future discounted cash flows are less than the carrying value of the net assets and related goodwill, an impairment test is performed to measure and recognize the amount of the impairment loss, if any.  Impairment losses, limited to the carrying value of goodwill, represent the excess of the carrying amount of a reporting unit’s goodwill over the implied fair value of that goodwill.  In determining the estimated future cash flows, the Company considers current and projected future levels of income as well as business trends, prospects and market and economic conditions.

The Company cannot predict the occurrence of certain events that might adversely affect the carrying value of goodwill and indefinite-lived intangible assets. Such events may include, but are not limited to, the impact of the economic environment, a material negative change in relationships with significant customers, or strategic decisions made in response to economic and competitive conditions.  See “Critical Accounting Estimates.”

Revenue Recognition.     Revenue is generated from wholesale and retail sales of rare coins, precious metals, bullion and second-hand jewelry. The recognition of revenue varies for wholesale and retail transactions and is, in large part, dependent on the type of payment arrangements made between the parties. The Company recognizes sales on an F.O.B. shipping point basis.

The Company sells rare coins to other wholesalers/dealers within its industry on credit, generally for terms of 14 to 60 days, but in no event greater than one year.  The Company grants credit to new dealers based on extensive credit evaluations and for existing dealers based on established business relationships and payment histories. The Company generally does not obtain collateral with which to secure its accounts receivable when the sale is made to a dealer.  The Company maintains reserves for potential credit losses based on an evaluation of specific receivables and its historical experience related to credit losses.   See “Critical Accounting Estimates”.

Revenues for monetary transactions (i.e., cash and receivables) with dealers are recognized when the merchandise is shipped to the related dealer.

The Company also sells rare coins to retail customers on credit, generally for terms of 30 to 60 days, but in no event greater than one year.  The Company grants credit to new retail customers based on extensive credit evaluations and for existing retail customers based on established business relationships and payment histories. When a retail customer is granted credit, the Company generally collects a payment of 25% of the sales price, establishes a payment schedule for the remaining balance and holds the merchandise as collateral as security against the customer’s receivable until all amounts due under the credit arrangement are paid in full.  If the customer defaults in the payment of any amount when due, the Company may declare the customer’s obligation in default, liquidate the collateral in a commercially reasonable manner using such proceeds to extinguish the remaining balance and disburse any amount in excess of the remaining balance to the customer.

Under this retail arrangement, revenues are recognized when the customer agrees to the terms of the credit and makes the initial payment.  We have a limited-in-duration money back guaranty policy (as discussed below).

In limited circumstances, the Company exchanges merchandise for similar merchandise and/or monetary consideration with both dealers and retail customers, for which the Company recognizes revenue in accordance with SFAS 153, “ Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29 .” When the Company exchanges merchandise for similar merchandise and there is no monetary component to the exchange, the Company does not recognize any revenue. Instead, the basis of the merchandise relinquished becomes the basis of the merchandise received, less any indicated impairment of value of the merchandise relinquished. When the Company exchanges merchandise for similar merchandise and there is a monetary component to the exchange, the Company recognizes revenue to the extent of monetary assets received and determine the cost of sale based on the ratio of monetary assets received to monetary and non-monetary assets received multiplied by the cost of the assets surrendered.

The Company has a return policy (money-back guarantee).  The policy covers retail transactions involving graded rare coins only. Customers may return graded rare coins purchased within 7 days of the receipt of the rare coins for a full refund as long as the rare coins are returned in exactly the same condition as they were delivered. In the case of rare coin sales on account, customers may cancel the sale within 7 days of making a commitment to purchase the rare coins. The receipt of a deposit and a signed purchase order evidences the commitment. Any customer may return a coin if they can demonstrate that the coin is not authentic, or there was an error in the description of a graded coin.

Revenues from the sale of consigned goods are recognized as commission income on such sale if the Company is acting as an agent for the consignor. If in the process of selling consigned goods, the Company makes an irrevocable payment to a consignor for the full amount due on the consignment and the corresponding receivable from the buyer(s) has not been collected by the Company at that payment date, the Company records that payment as a purchase and the sale of the consigned good(s) to the buyer as revenue as the Company has assumed all collection risk.

Pawn loans (“loans”) are made with the collateral of tangible personal property for one month with an automatic 60-day extension period.  Pawn service charges are recorded at the time of redemption at the greater of $15 or the actual interest accrued to date.  If the loan is not repaid, the principal amount loaned plus accrued interest (or the fair value of the collateral, if lower) becomes the carrying value of the forfeited collateral (“inventories”) which is recovered through sales to customers.

Income Taxes.   Income taxes are estimated for each jurisdiction in which we operate. This involves assessing the current tax exposure together with temporary differences resulting from differing treatment of items for tax and financial statement accounting purposes. Any resulting deferred tax assets are evaluated for recoverability based on estimated future taxable income. To the extent that recovery is deemed not likely, a valuation allowance is recorded.  See “Critical Accounting Estimates”.

Inventories.  The Company acquires a majority of its retail jewelry inventory from individuals that is pre-owned.  The Company acquires the jewelry based on its own internal estimate of the fair market value of the items offered for sale considering factors such as the current spot market prices of precious metals and current demand for the items offered for sale.  Because the overall market value for precious metals fluctuates, these fluctuations could have either a positive or negative impact to the profitability of the Company.  The Company monitors these fluctuations to evaluate any impairment to its retail jewelry inventory.

Allowance for Doubtful Accounts. The allowance for doubtful accounts requires management to estimate a customer’s ability to satisfy its obligations.  The estimate of the allowance for doubtful accounts is particularly critical in the Company’s wholesale coin segment where a significant amount of the Company’s trade receivables are recorded.  The Company evaluates the collectability of receivables based on a combination of factors.  In circumstances where the Company is aware of a specific customer’s inability to meet its financial obligations, a specific reserve is recorded against amounts due to reduce the net recognized receivable to the amount reasonably expected to be collected.  Additional reserves are established based upon the Company’s perception of the quality of the current receivables, including the length of time the receivables are past due, past experience of collectability and underlying economic conditions.  If the financial condition of the Company’s customers were to deteriorate resulting in an impairment of their ability to make payments, additional reserves would be required.

Impairment of Goodwill and Indefinite-Lived Intangible Assets.  In evaluating the recoverability of goodwill, it is necessary to estimate the fair value of the reporting units.  The estimate of fair value of intangible assets is generally determined on the basis of discounted future cash flows.  The estimate of fair value of the reporting units is generally determined on the basis of discounted future cash flows supplemented by the market approach.  In estimating the fair value, management must make assumptions and projections regarding such items as future cash flows, future revenues, future earnings and other factors.  The assumptions used in the estimate of fair value are generally consistent with the past performance of each reporting unit and are also consistent with the projections and assumptions that are used in current operating plans.  Such assumptions are subject to change as a result of changing economic and competitive conditions.  The rate used to discount estimated cash flows is a rate corresponding to the Company’s cost of capital, adjusted for risk where appropriate, and is dependent upon interest rates at a point in time.  There are inherent uncertainties related to these factors and management’s judgment in applying them to the analysis of goodwill impairment.  It is possible that assumptions underlying the impairment analysis will change in such a manner to cause further impairment of goodwill, which could have a material impact on the Company’s results of operations.

During the 4th quarter of 2008, given the sustained decline in the price of the Company’s Common Stock during 2008 when its share price approximated book value, continued operating losses within the auction segment, as well as further deterioration in credit markets and the macro-economic environment, the Company determined that the appropriate triggers had been reached to perform additional impairment testing on goodwill and its indefinite-lived intangible assets.

To derive the fair value of its reporting units, the Company performed extensive valuation analyses, utilizing both income and market approaches.  Under the income approach, the Company determined fair value based on estimated future cash flows discounted by an estimated weighted-average cost of capital, which reflects the overall level of inherent risk of a reporting unit and the rate of return an outside investor would expect to earn.  Estimated future cash flows were based on the Company’s internal projection models, industry projections and other assumptions deemed reasonable by management.  For the impairment analysis, the Company used a weighted-average cost of capital of 20% and a terminal growth rate of 3%.  Under the market approach, the Company evaluated the fair value of its reporting units based on the overall actual market capitalization trend of the Company as compared to the net book value of the Company.  Changes in estimates or the application of alternative assumptions could produce significantly different results.

As a result of this analysis, $8,185,443 of goodwill was written off during the 4th quarter of fiscal 2008 relating to the goodwill resulting from the Superior Galleries acquisition.  The evaluation of other long-lived intangible assets relating to the Superior Galleries acquisition, including tradenames, were not written off due to new business generated from the Superior Galleries, Inc.’s acquired tradenames through the establishment of two new entities, Superior Estate Buyers and Superior Precious Metals, which attracted approximately $9.8 million and $1.8 million, respectively, in revenues in their first full year of operations in 2008.  These charges were driven by current projections and valuation assumptions that reflected the Company’s belief that the Superior Galleries, Inc. wholesale auction and coin segments would not sustain adequate growth and profitability to generate cash flow, especially in the current downtown in the economy.

The analysis of the wholesale watch sales division resulting from the acquisition of Fairchild with a carrying value of goodwill of $837,117 resulted in no impairment as its estimated future discounted cash flows significantly exceeded the net assets and related goodwill.

Income Taxes. The Company records deferred income tax assets and liabilities for differences between the book basis and tax basis of the related net assets. The Company records a valuation allowance, when appropriate, to adjust deferred tax asset balances to the amount management expects to realize. Management considers, as applicable, the amount of taxable income available in carryback years, future taxable income and potential tax planning strategies in assessing the need for a valuation allowance. The Company has recorded the net present value of the future expected benefits of the net operating loss (NOL) carryforward related to its subsidiary Superior Galleries, Inc. due to IRS loss limitation rules.  The Company will require future taxable income to fully realize the net deferred tax asset resulting from the NOL.

As of January 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, Accounting for Income Taxes (“FIN 48”). The adoption did not have a material impact on the Company’s consolidated financial statements or effective tax rate and did not result in any unrecognized tax benefits.

Interest costs and penalties related to income taxes are classified as interest expense and general and administrative costs, respectively, in the Company’s consolidated financial statements. For the years ended December 31, 2008 and 2007, the Company did not recognize any interest or penalty expense related to income taxes. It is determined not to be reasonably likely for the amounts of unrecognized tax benefits to significantly increase or decrease within the next 12 months. The Company is currently subject to a three year statute of limitations by major tax jurisdictions. The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction.

2.    Results of Operations, page 17

We will amend our response to comment 3 in your letter dated September 29, 2009 as follows:

Income tax expense is directly affected by the levels of pretax income and non-deductible permanent differences related to the goodwill impairment.  The Company’s effective tax rate was 114% and 23% for the year ended December 31, 2008 and 2007, respectively.  The provisions for deferred taxes increased due to the impairment of goodwill in 2008.

3.    Item 9A, Controls and Procedures

The following supersedes our response to comment 6 in the letter dated September 29, 2009.
No changes in internal controls over financial reporting occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our control over financial reporting.

4.    Consolidated Financial Statements

The following supersedes our response to comment 9 in the letter dated September 29, 2009.

We will revise the Form 10-K for December 31, 2008, Form 10-Q for March 31, 2009, and Form 10-Q for June 30, 2009 by amending the document to include the following additional disclosures and / or supplementing the existing disclosures:

Disclosures Relating to Goodwill and Impairments
The Company recognized an increase in goodwill as a result of the Superior Galleries, Inc. acquisition during 2007.  At December 31, goodwill was reflected for the following reporting units:
	2008	2007
Superior Galleries, Inc	$--	$8,115,064
Wholesale Watch Sales	$837,117	$837,117
Total Goodwill	$837,117	$8,952,181

During 2008, the Company reflected $8,185,443 of goodwill, including $70,379 relating to Superior merger costs classified in other assets during 2008 relating to the acquisition of Superior Galleries, Inc. in May 2007, which were subsequently reclassified in 2008 to goodwill prior to recognition of impairment. Under SFAS No. 142, the Company is required to undertake an annual impairment test at its year end or when there is a triggering event. In addition to the annual impairment review, there were a number of triggering events in the fourth quarter due to the significant operating losses of Superior and the impact of the economic downturn on Superior’s operations and the decline in the Company’s share price resulting in a substantial discount of the market capitalization to tangible net asset value. An evaluation of the recorded goodwill was undertaken, which considered two methodologies to determine the fair-value of the entity:
•	A market capitalization approach, which measure market capitalization at the measurement date.
•
A discounted cash flow approach, which entails determining fair value using a discounted cash flow methodology.  This method requires significant judgment to estimate the future cash flow and to determine the appropriate discount rates, growth rates, and other assumptions.

Each of these methodologies the Company believes has merit, and resulted in the determination that goodwill was impaired. Accordingly, to reflect the impairment, the Company recorded a non-cash charge of $8,185,443, which eliminated the value of the goodwill related to Superior.
No impairment losses were recognized during 2007 or 2006.

Stock-Based Compensation (P.37)

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), Share-Based Payment , (SFAS No. 123(R)) for all share-based payment awards to employees and directors including stock options related to our employee stock purchase plan. In addition, we applied the provisions of Staff Accounting Bulletin No. 107 (SAB No. 107), issued by the SEC, in our adoption of SFAS No. 123(R).

We adopted SFAS No. 123(R) using the modified-prospective-transition method. Under this transition method, stock-based compensation expense recognized after the effective date includes: (1) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the measurement date fair value estimate in accordance with the original provisions of SFAS No. 123, and (2) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the measurement date fair value estimate in accordance with the provisions of SFAS No. 123(R).

Stock-based compensation expense recognized each period is based on the greater of the value of the portion of share-based payment awards under the straight-line method or the value of the portion of share-based payment awards that is ultimately expected to vest during the period. In accordance with SFAS No. 123(R), we estimate forfeitures at the time of grant and revise our estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Upon adoption of SFAS No. 123(R), we elected to use the Black-Scholes-Merton option-pricing formula to value share-based payments granted to employees subsequent to January 1, 2006 and elected to attribute the value of stock-based compensation to expense using the straight-line single option method.

On November 10, 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. FAS 123(R)-3, “Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards,” which detailed an alternative transition method for calculating the tax effects of stock-based compensation pursuant to SFAS No. 123(R). This alternative transition method included simplified methods to establish the beginning balance of the additional paid-in capital pool (APIC pool) related to the tax effects of employee stock-based compensation and to determine the subsequent impact on the APIC pool and Consolidated Statement of Cash Flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of SFAS No. 123(R). The tax effect of employee stock-based compensation has no APIC pool.

SFAS No. 123(R) requires the cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. There has been no excess tax benefit as of December 31, 2008, 2007 and 2006.

Investments in Marketable Equity Securities (P.39)

Cost basis (prior to impairment)	$198,205

Impairment loss per financial statements	$115,992

Immaterial amount of impairment improperly classified as deferred tax expense from adjustment to eliminate comprehensive income loss related to unrealized losses recorded for marketable securities	$54,731

Gain on sale of securities and other miscellaneous other comprehensive income adjustments netted against marketable securities impairment loss	$27,482

As of December 31, 2008 and 2007, the Company’s marketable securities were classified as follows:
2008
	Cost		Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Non-Current:
Available-for-sale:
Marketable Equity Securities	-	*	-	-	-	*
* See discussion below regarding permanent impairment of marketable securities

2007
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Non-Current:
Available-for-sale:
Marketable Equity Securities	199,915	-	138,146	61,769

Investment income (loss) for the years ended December 31, 2008, 2007 and 2006 consists of the following:
	2008	2007	2006
Interest Income	-	-	-
Dividend Income	-	-	-
(Loss) on sale of marketable securities	-	(3,890)	-
Impairment of marketable securities	(115,991)	-	-
Total	(115,991)	(3,890)	-

The Company invests in various equity securities for business and strategic purposes. Investments in public companies are classified as “available for sale” and are carried at fair value based on quoted market prices. The Company reviews its marketable equity holdings in publicly traded companies on a regular basis to determine if any security has experienced an other-than-temporary decline in fair value. The Company considers the investee company’s cash position, earnings and revenue outlook, stock price performance, liquidity and management ownership, among other factors, in its review. If it is determined that an other-than-temporary decline exists in a marketable equity security, the Company writes down the investment to its market value and records the related write-down as an investment loss in its Statement of Operations.

At December 31, 2008, the Company wrote-off the value its equity security investments. The write-off amounted to $115,992 and was due to a decline in the fair value of the equity security which, in the opinion of management, was considered to be other than temporary. The write-off is included in “Income from continuing operations” in the accompanying Statement of Operations for 2008.

Property and Equipment (P.39)

During 2007, we sold the land and building at which our Dallas retail store and corporate headquarters were previously located for $1,299,898.  The net pretax gain from the sale was $579,447 and is included in “Income from continuing operations” in the 2007 Statement of Operations.  The net book value of the assets sold was $712,518, which is net of accumulated depreciation of $352,982.

Stock Options Footnote (P.46)

Change total under Options Outstanding from 14,458,155 to 1,458,155

Discontinued operations and segment information

See response to #8.

5.    Consolidated Statements of Operations

The following supersedes our response to comment 10 in the letter dated September 29, 2009.

We will revise the Form 10-K for December 31, 2008, Form 10-Q for March 31, 2009, and Form 10-Q for June 30, 2009 by amending the document to include the following additional disclosures and / or supplementing the existing disclosures:

In accordance with paragraph 25 of SFAS 144, the impairment of goodwill of $8,185,444 (includes $70,000 in merger transaction costs recorded in other assets separate and apart from goodwill in 2008) in 2008 will be included in operating income (i.e. excluded from non-operating income) in the income statement in the amended Form 10-K.  In accordance with paragraph 45 of SFAS 144, the loss on marketable securities of $115,991 in 2008 will be included in operating income in the income statement in the amended Form 10-K.  In accordance with paragraph 45 of SFAS 144, the  gain on the sale of building of $574,447 in 2007 will be included in operating income  in the income statement in the amended Form 10-K.

6.    Consolidated Statements of Stockholders’ Equity

The following supersedes our response to comment 11 in the letter dated September 29, 2009.

We will revise the Form 10-K for December 31, 2008, Form 10-Q for March 31, 2009, and Form 10-Q for June 30, 2009 by amending the document to include the following additional disclosures and / or supplementing the existing disclosures:

 See the following table for the description of the transactions in 2007:

	Shares	Par Value	Exercise Price
Mockovciak Warrant (6/2004)	10,000	$0.01	$3.10
Boshell (6/2004)	15,000	$0.01	$3.10
Mockovciak Warrant (7/2005)	12,500	$0.01	$3.10
Boshell (7/2005)	12,500	$0.01	$3.10
Stoneham	5,000	$0.01	$3.10
B Warrants	863,000	$0.01	$0.001

	Common Stock		Additional
	Shares	Amount	Paid-in Capital
Boshell (6/2004)	15,000	150	46,350
Mockovciak Warrant (7/2005)	12,500	125	38,625
Boshell (7/2005)	12,500	125	38,625
Stoneham (7/2005)	5,000	50	15,450
	45,000	450	139,050
B Warrants	863,000	8,630	-
Total	908,000	9,080	139,050
Per Form 10-K	908,000	9,080	142,485
Immaterial Difference	-	-	3,435

See the following table for the description of the transactions in 2008:

Conversion of Warrants - Calculation of Cashless Exercise
		Avg. Share $	Exercise	Shares
	Warrants	@ Exercise	Price	Issued
Bogar Warrants	97,777	$4.59	$1.89	57,498
Stein Warrants	97,777	$4.59	$1.89	57,498
Fusselmann Warrants	97,777	$4.59	$1.89	57,498
PI Warrants	31,777	$4.16	$1.89	17,340
PI Warrants	66,000	$4.65	$1.89	39,174
Kimmel Warrants	15,854	$4.34	$1.89	8,950
Total Cashless Exercise				237,959
Conversion of Warrants - Cash Exercise
DiGenova Warrants	96,951			96,951
Total Warrants Issued				334,910
Par Value Per 10K				3,350

The amount recorded in APIC of $17,580 was an adjustment to reduce stock option expense of $17,580 which was improperly reflected in the stock warrants exercised line item.  We will correct the equity statement accordingly.  Also, we have amended the statement of cash flows to reflect the actual cash proceeds from the 2007 and 2008 transactions.

The DiGenova warrants were issued in conjunction with the merger transaction with Superior Galleries, whereby, 355,000 shares of Superior Galleries owned by DiGenova were exchanged for 96,951 DGSE warrants.  The DGSE warrants were recorded at par value in the financial statements.

Please see response to comment 7 (original comment 13) for disclosure of outstanding warrants and significant terms.

7.    Note 10 – Earnings Per Common Share

The following supersedes and amends our response to comment 13 in the letter dated September 29, 2009.

We will revise the Form 10-K for December 31, 2008, Form 10-Q for March 31, 2009, and Form 10-Q for June 30, 2009 by amending the document to include the following additional disclosures and / or supplementing the existing disclosures:

The following table sets forth potential shares of common stock that are not included in the diluted net loss per share calculation because to do so would be anti-dilutive for the years ended December 31:
	2008	2007	2006

Warrants issued in conjunction with financing	-	-	45,000
Warrants issued in conjunction with acquisitions	438,672	942,585
Common stock options	1,443,134	-	-

The warrants issued in conjunction with financing were issued to expire on July 5, 2008 and were issued at an exercise price of $3.10.  The warrants issued in conjunction with acquisitions were issued to expire on May 29, 2014 at an exercise price of $1.89.

8.    Note 17 – Segment Information

The following supersedes and amends our response to comment 19 in the letter dated September 29, 2009.
We will revise the Form 10-K for December 31, 2008 and the Form 10-Q for June 30, 2009 by amending the document to assign $7,337,443 to rare coins segment and $848,000 to the auction/discontinued operations segment which is our estimate of the fair values of the acquired “coin” and “auction” businesses—in essence the estimated “purchase price” paid for each business estimated based on the percentage of revenues for Superior Galleries, Inc. for its last fiscal period upon acquisition.  The goodwill and goodwill impairment will be reclassified from “corporate and other” to the respective segments based on the aforementioned allocation method.

The Company acknowledges that:

A.	the Company is responsible for the adequacy of the disclosure in the filings;

B.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

C.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

DGSE Companies, Inc.

By: s/John Benson

Chief Financial Officer